File No.: 82-34801

Paul Hastings

Paul Hastings • Gaikokuho Kyodo Jigyo
34F Ark Mori Bldg., P.O. Box 577
1-12-32, Akasaka, Minato-Ku, Tokyo 107-6034 Japan
telephone 81 3 6229 6100 facsimile 81 3 6229 7100 www.paulhastings.com

07024730

011-81-3-6229-6014
howardcheng@paulhastings.com

June 20, 2007

Office of International Corporate Finance
Attn: Mr. Paul M. Dudek
SEC Headquarters
100 F Street, NE
Washington, DC 20549
Office of Investor Education and Assistance
(202) 551-6551

SUPPL

Re: HOYA CORPORATION – Information Required Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of HOYA CORPORATION, a corporation incorporated under the laws of Japan, we hereby furnish to the U.S. Securities and Exchange Commission the information set forth in Annex A attached hereto pursuant to Rule 12g3-2(b)(1)(iii) under the U.S. Securities Exchange Act of 1934, as amended.

In the event of any questions, please do not hesitate to contact the undersigned.

Kindly acknowledge your receipt of this letter and the disclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Very truly yours,

Howard Cheng
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Mr. Naoji Ito
HOYA CORPORATION

dw 6/26

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE JUNE 12, 2007

June 20, 2007

A. ENGLISH LANGUAGE DOCUMENTS

1. Amendment to the Agreement on Management Integration dated June 15, 2007 (Exhibit 1). Japanese original also attached (Exhibit 3)

2. Notice o the Results of the 69th Ordinary General Meeting of Shareholders dated on June 19, 2007 (Exhibit 2). Japanese original also attached (Exhibit 4)

B. JAPANESE LANGUAGE DOCUMENTS

1. Amendment to the Agreement on Management Integration dated June 15, 2007 (Exhibit 3). English translation also attached (Exhibit 1)

2. Notice of the Results of the 69th Ordinary General Meeting of Shareholders dated June 19, 2007 (Exhibit 4). English translation also attached (Exhibit 2)

平成 19 年 6 月 15 日

各　　位

会 社 名　HOYA 株式会社
代表者名　代表執行役最高経営責任者 鈴木 洋
（コード番号　7741　東証一部）
問合せ先　IR・広報グループマネジャー 伊藤 直司
電　　話　03-3952-1160

会 社 名　ペンタックス株式会社
代表者名　代表取締役社長 綿貫 宜司
（コード番号　7750　東証一部）
問合せ先　IR・広報部長 岡村 次郎
電　　話　03-3960-2698

経営統合に関する合意書の一部変更についてのお知らせ

HOYA 株式会社（以下、「HOYA」といいます。）とペンタックス株式会社（以下、「ペンタックス」といいます。）は、平成 19 年 5 月 31 日に HOYA がペンタックスと経営統合を行う旨の経営統合に関する合意書（以下、「本合意書」といいます。）を締結いたしましたが、以下のとおり本合意書記載の公開買付けの開始時期、買付予定株式数の下限、普通株式の買付価格その他の条件を一部変更する旨、本日、HOYA 及びペンタックス間で合意いたしましたのでお知らせいたします。

なお、上記変更は、ペンタックスの第 77 期定時株主総会において承認される第 77 期の 1 株当たりの剰余金の配当額が会社提案である 7 円を上回らない限りは、HOYA がペンタックスの普通株式を 1 株当たり 770 円で取得するという点に何らの変更を加えるものではありません。本件においては、本合意書に基づいて行われる HOYA による公開買付けの開始直前にペンタックスの第 77 期定時株主総会が開かれるため、ペンタックスの第 77 期定時株主総会において会社提案である 1 株当たり 7 円を上回る増配動議が行われ、可決される可能性が存在します。770 円という買付価格はペンタックスの第 77 期定時株主総会において承認される第 77 期の 1 株当たりの剰余金の配当額が会社提案である 7 円となることを前提として算定した価格であり、上記のような増配決議が行われた場合は算定の基礎が変わることになるため、増配金額に応じて買付価格を下記 3 に記載のとおり調整することといたしました。

1　公開買付けの開始時期

（変更前）

本年6月上旬を予定しています。

（変更後）

ペンタックスが第77期有価証券報告書を関東財務局長に提出した日の3営業日後を目処として開始する予定です。

2　買付予定株式数の下限

（変更前）

買付予定株式数の下限

134,127,000株。但し、ペンタックスの第77期定時株主総会で、剰余金の配当額が1株につき7円を上回る金額で承認されなかったことをHOYAが確認した場合には、遅滞なく、当該買付予定株式数の下限を67,740,000株（修正後買付予定数）に引き下げることができます。

（変更後）

買付予定株式数の下限

67,740,000株

なお、67,740,000株は、ペンタックスの平成19年3月31日現在の発行済株式総数（127,925,007株）からペンタックスの保有する自己株式138,164株を除き、ペンタックス転換社債4,136百万円に付された転換権の行使により発行または移転される可能性のあるペンタックスの普通株式の最大数7,684,530株を加えた数（135,471,373株）の約50.00%に相当します。

3　買付価格

（変更前）

普通株式　：1株につき金770円

ペンタックス転換社債：1個（各社債の額面金額100万円）につき金1,425,926円

ペンタックス第1回新株予約権：1個につき1円

（変更後）

①普通株式： 1株につき金770円

但し、ペンタックスの第77期定時株主総会で、第77期の剰余金の配当につき、剰余金の配当額が1株当たり7円を上回る金額で承認された場合は、7円を超過して決議された剰余金の配当額に相当する金額分を770円から控除した金額（1円未満の端数が生ずる場合は1円未満を四捨五入した整数とします。）。

すなわち、

普通株式の買付価格＝770円－｛(ペンタックスの第77期定時株主総会において承認された剰余金の配当額）－7円｝

となります（1円未満の端数が生ずる場合は1円未満を四捨五入した整数とします。）。

②ペンタックス転換社債：1個（各社債の額面金額100万円）につき金1,433,056円

但し、ペンタックスの第77期定時株主総会で、第77期の剰余金の配当につき、剰余金の配当額が1株当たり7円を上回る金額で承認された場合は、各社債の発行価額（各社債の額面金額である100万円の100.5%）をその転換価額である金540円で除した数に普通株式の買付価格を乗じた金額（1円未満の端数が生ずる場合は1円未満を四捨五入した整数とします。）。

すなわち、

ペンタックス転換社債1個の買付価格

＝ペンタックス転換社債の発行価額(1,005,000円)÷転換価額(540円) ×普通株式の買付価格

となります（1円未満の端数が生ずる場合は1円未満を四捨五入した整数とします。）。

③ペンタックス第1回新株予約権：1個につき1円

以　上

平成19年6月19日

株主各位

東京都新宿区中落合二丁目7番5号

HOYA株式会社

取締役兼代表執行役

最高経営責任者　　鈴木　　洋

第69期定時株主総会決議ご通知

拝啓　ますますご清栄のこととお喜び申しあげます。

さて、本日開催の当社第69期定時株主総会におきまして、下記のとおり報告ならびに決議されましたので、ご通知申しあげます。

なお、後日、平成19年3月期の事業のご報告として、「HOYA REPORT 2007」をお送りいたします。

敬　具

記

1．報告事項

(1) 第69期（平成18年4月1日から平成19年3月31日まで）事業報告、連結計算書類ならびに会計監査人および監査委員会の連結計算書類監査結果報告の件

(2) 第69期（平成18年4月1日から平成19年3月31日まで）計算書類報告の件

上記二件は、それぞれの内容につき報告いたしました。

当期の期末配当金は1株当たり35円とさせていただきました。すでに実施済みの中間配当金1株当たり30円と合わせて、年間配当金は1株当たり65円となります。なお、期末配当金のお支払いにつきましては、5月18日付の「期末配当金の早期お支払いに関するお知らせ」にてご案内いたしましたとおり、6月1日付で関連書類をお送り申しあげ、6月4日からお支払いを開始しておりますのでご確認下さい。

2．決議事項

議　　案　取締役8名選任の件

本件は、原案どおり承認可決され、椎名武雄、茂木友三郎、塙義一、河野栄子、児玉幸治、鈴木洋、江間賢二および丹治宏彰の各氏が選任され、就任いたしました。

以　上

取締役一覧（平成19年6月19日現在）

氏　　名	当社における 地位および担当	他の法人等の代表状況等
椎名武雄	取締役	日本アイ・ビー・エム株式会社　相談役
茂木友三郎	取締役	キッコーマン株式会社　代表取締役会長CEO
塙　　義一	取締役	日産自動車株式会社　名誉会長
河野栄子	取締役	株式会社リクルート　特別顧問
児玉幸治	取締役	財団法人日本情報処理開発協会　会長
鈴木　洋	取締役兼代表執行役 最高経営責任者（CEO）	
江間賢二	取締役兼執行役 最高財務責任者（CFO）	
丹治宏彰	取締役兼執行役 最高技術責任者（CTO）	

（注）1.取締役椎名武雄、茂木友三郎、塙義一、河野栄子および児玉幸治の各氏は、会社法第2条第15号に定める社外取締役であります。

2.本総会終了後に開催された取締役会におきまして、上記のとおり、取締役鈴木洋、江間賢二および丹治宏彰の各氏が執行役に選任され、鈴木洋氏は代表執行役に選定されそれぞれ就任いたしました。

June 15, 2007

Company Name: HOYA CORPORATION
Representative: Hiroshi Suzuki
President and CEO
(TSE Code: 7741)
Contact: Manager of Corporate Communications
Naoji Ito
Telephone: 03-3952-1160

Company Name: PENTAX Corporation
Representative: Takashi Watanuki
President & CEO
(TSE Code: 7750)
Contact: IR Public Relations Manager
Jiro Okamura
Telephone: 03-3960-2698

Amendment to the Agreement on Management Integration

HOYA CORPORATION ("HOYA") and PENTAX Corporation ("PENTAX"), which entered into an agreement (the "Agreement") as of May 31, 2007 to effect their management integration, hereby announce today that they have agreed to modify the timing of the commencement of the tender offer, the minimum number of shares planned to be purchased and the purchase price of common stock, as well as other terms set forth in the Agreement.

The modifications mentioned above do not modify in any way the agreement for HOYA to acquire the common stock of PENTAX for 770 Yen per share provided that the dividend amount approved at the 77th ordinary shareholders' meeting of PENTAX does not exceed 7 Yen, as proposed by PENTAX. Since the 77th ordinary shareholders' meeting of PENTAX is to be held immediately prior to the commencement of the tender offer by HOYA pursuant to the Agreement, there is a possibility that a motion will be submitted and passed at this meeting that will increase the dividend to an amount that exceeds 7 Yen per share as proposed by PENTAX. The purchase price of 770 Yen was calculated on the assumption that the dividend amount approved at the 77th ordinary shareholders' meeting of PENTAX would be 7 Yen per share, as proposed by PENTAX. Since the calculation basis will change if any resolution is passed that increases this dividend amount, the parties have agreed in such a case to adjust the purchase price as set forth in 3. below.

1. Timing of commencement of the Tender Offer

(Before modification)

Planned for early June 2007.

(After modification)

Planned to commence on or around three business days after the day on which PENTAX files its securities report for the 77th period with the Director-General of the Kanto Local Finance Bureau.

2. Minimum number of shares planned to be purchased

(Before modification)

134,127,000 shares.

If HOYA confirms that the dividend amount approved at the77th ordinary shareholder's meeting of PENTAX does not exceed 7 Yen per share, HOYA will, without delay, decrease the minimum number of shares planned to be purchased to 67,740,000 shares (the revised number of shares planned to be purchased).

(After modification)

67,740,000 shares.

67,740,000 shares represent approximately 50.00% of the figure (135,471,373 shares) obtained by deducting the treasury shares held by PENTAX (138,164 shares) from PENTAX's total outstanding shares as of March 31, 2007 (127,925,007 shares), and adding the maximum number of PENTAX's common stock (7,684,530 shares) which might be issued or transferred upon exercise of the share subscription warrants attached to the PENTAX bonds with share subscription warrants of 4,136 million Yen.

3. Purchase Price

(Before modification)

Common stock: 770 Yen per share.

PENTAX bonds with share subscription warrants: 1,425,926 Yen for each bond (face value of each bond: 1,000,000 Yen).

PENTAX First Series Share Subscription Warrants: 1 Yen per warrant.

(After modification)

(a) Common stock: 770 Yen per share.

However, if the dividend amount approved at the 77th ordinary shareholders' meeting of PENTAX exceeds 7 Yen per share, the purchase price will be calculated by deducting the amount equal to the dividend amount in excess of 7 Yen per share from 770 Yen (in the event the result is not a whole number, the purchase price will be rounded to the nearest Yen).

i.e.

the purchase price of common stock = 770 Yen - {(the surplus dividends per share approved at PENTAX's annual general meeting of shareholders for the 77th period) - 7 Yen} (in the event the result is not a whole number, the purchase price will be rounded to the nearest Yen).

(b) PENTAX bonds with share subscription warrants: 1,433,056 Yen for each bond (face value of each bond: 1,000,000 Yen)

However, if the dividend amount approved at the 77th ordinary shareholders' meeting of PENTAX exceeds 7 Yen per share, the purchase price for such bonds will be determined by dividing the issue price of each bond (100.5 percent of 1,000,000 Yen, which is the face value of each bond) by 540 Yen (the convertible price) and multiplying by the purchase price of common stock (in the event that the result is not a whole number,, the purchase price will be rounded to the nearest Yen).

i.e.

the purchase price of each of the PENTAX bonds with share subscription warrants = (the issue price of each bond (1,005,000 Yen) / the convertible price (540 Yen)) * the purchase price of common stock (in the event that the result is not a whole number, the purchase price will be rounded to the nearest Yen).

(c) PENTAX First Series Share Subscription Warrants: 1 Yen per warrant.

HOYA

June 19, 2007

Notice of the Results of the 69th Ordinary General Meeting of Shareholders

Dear Shareholders:

The 69th Ordinary General Meeting of Shareholders of the HOYA CORPORATION was held on June 19 (Tuesday), 2007, at 10:00 a.m. at the Chinzan-so, Tokyo, Japan and the following matters were reported and resolved.

We really appreciate your cooperation for the proxy voting.

Yours very truly,

HOYA CORPORATION
2-7-5, Naka-Ochiai, Shinjuku-ku,
Tokyo, Japan

Hiroshi Suzuki
President and Chief Executive Officer

1. Matters reported:

1. The business report, consolidated financial statements for the 69th fiscal year (from April 1, 2006 to March 31, 2007) and the audit reports of the consolidated financial statements for the fiscal year by the Independent Auditors and the Audit Committee.

2. Financial statements for the 69th fiscal year (from April 1, 2006 to March 31, 2007).

The above two matters were reported. The year-end dividend for the 69th business year was yen35 per share. Consequently, the dividend throughout the 69th business year, including the interim dividend of yen30 per share already paid, amounted to yen65 per share.

2. Matter resolved:

Proposition: Election of 8 Directors.
The proposition was approved in its original form.
Messrs. Takeo Shiina, Yuzaburo Mogi, Yoshikazu Hanawa, Eiko Kono, Yukiharu Kodama, Hiroshi Suzuki, Kenji Ema and Hiroaki Tanji were elected and inaugurated as Directors.

The members of the new Board of Directors (as of June 19, 2007):

1. Directors

Name	Duties or primary occupations
Takeo Shiina	Advisor of IBM Japan, Ltd.
Yuzaburo Mogi	Representative Director, Chairman and CEO of Kikkoman Corporation
Yoshikazu Hanawa	Honorary Chairman of Nissan Motor Co., Ltd.
Eiko Kono	Special Advisor of RECRUIT Co., Ltd.
Yukiharu Kodama	Chairman of Japan Information Processing Development Corporation
Hiroshi Suzuki	Chief Executive Officer
Kenji Ema	Chief Financial Officer
Hiroaki Tanji	Chief Technology Officer

(Notes) Messrs. Takeo Shiina, Yuzaburo Mogi, Yoshikazu Hanawa, Eiko Kono and Yukiharu Kodama are outside directors as provided for in Article 2, Item 15 of the Company Law.

2. Executive Officers

Hiroshi Suzuki President & CEO
Kenji Ema Chief Financial Officer
Hiroaki Tanji Chief Technology Officer

END